UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes  ☐  No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, Navigator Holdings Ltd. (the “Company”) placed USD 100 million of new senior unsecured bonds in the Nordic bond market on October 17, 2024.

On October 28, 2024, the Company entered into the Bond Terms between the Company and Nordic Trustee AS (the “Bond Terms”). A copy of the Bond Terms is attached as Exhibit 4.1 to this Report on Form 6-K.

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.	Description

4.1	Bond Terms, dated 28 October, 2024, between Navigator Holdings Ltd. and Nordic Trust AS.

THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K, INCLUDING THE DOCUMENT ATTACHED HERETO AS EXHIBIT 99.1, IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 29, 2024	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary